Laura E. Flores

Partner

+1.202.373.6101

laura.flores@morganlewis.com

December 19, 2024

VIA EDGAR

Ms. Kalkidan Ezra and Mr. Asen Parachkevov

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. Ezra and Mr. Parachkevov:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on December 4, 2024, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 914, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 18, 2024, for the purpose of making material changes to the principal investment strategies of the WisdomTree PutWrite Strategy Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide supplementally the rationale for removing the 80% investment policy from the first paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus and explain how this deletion comports with Rule 35d-1 (the “Names Rule”).

Response: The 80% investment policy that was deleted from the Fund’s “Principal Investment Strategies of the Fund” disclosure in the Prospectus was not the Fund’s 80% investment policy adopted pursuant to Rule 35d-1, which is still in place, but rather disclosure reflective of a representation included in the Trust’s pre-Rule 6c-11 ETF exemptive relief, which has since been rescinded.

2.	Comment: Please confirm if the Fund, the Registrant or the Adviser are affiliated with the Index Provider, Volos Portfolio Solutions, Inc.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response: The Registrant confirms that Volos Portfolio Solutions, Inc., the Index Provider, is not an affiliate of the Fund, the Registrant, or the Adviser.

3.	Comment: Please confirm if the Fund’s use of futures contracts, call options or put options is part of its principal investment strategy, as disclosed in the third paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus. If so, then please add applicable risk disclosure in the “Principal Risks of Investing in the Fund” section of the Prospectus.

Response: The Registrant has added the risk disclosure below regarding its potential investments in call options and futures contracts to round out its derivatives-related risk disclosures. As disclosed, the Fund expects to invest in put options on the S&P 500® Index and U.S. Treasury bills to achieve the Fund’s investment objective. However, should the Adviser determine that investments in other call or put options or futures contracts would benefit the Fund in achieving its investment objective, the Adviser may invest in such instruments in addition to its investments in put options on the S&P 500 Index.

Call Options Risk. Call options may be subject to volatile swings in price influenced by changes in the value of the underlying asset. The call options purchased by the Fund may have imperfect correlation to the returns of their underlying assets. If the price of the underlying asset’s shares do not appreciate above the strike price prior to the expiration date, the Fund may lose the entire amount of the premium that it paid for the call options. With respect to call options written (sold) by the Fund, if the price of the underlying asset’s shares appreciate above the strike price prior to the expiration date, the Fund’s losses may outweigh the gains to the Fund from the receipt of options premiums.

Futures Contracts Risk. A futures contract may generally be described as an agreement for the future sale by one party and the purchase by another of a specified currency, commodity, security or other instrument at a specified price and time. The risks of futures contracts include but are not limited to: (1) the success of the adviser’s and sub-adviser’s ability to predict movements in the prices of individual currencies, commodities or securities, fluctuations in markets and movements in interest rates; (2) an imperfect or no correlation between the changes in market value of the currencies, commodities or securities and the prices of futures contracts; and (3) no guarantee that an active market will exist for the contracts at any particular time.

4.	Comment: Please explain how the following language in the “Principal Investment Strategies of the Fund” section of the Prospectus is consistent with the Fund’s index tracking investment objective: “The Fund also may use SPY Puts and any other call or put option or futures contracts WisdomTree Asset Management, Inc. (“WisdomTree Asset Management” or the “Adviser”) or Newton Investment Management North America, LLC (“NIMNA” or the “Sub-Adviser”) believes will enable the Fund to implement its investment strategy and achieve its investment objective.”

Response: As disclosed in the Fund’s Prospectus, the Fund seeks to track the price and yield performance, before fees and expenses, of the Volos U.S. Large Cap Target 2.5% PutWrite Index. While the Index’s strategy uses put options on the SPDR S&P 500® ETF Trust, the Index’s performance can be effectively replicated through the use not only of put options on the SPDR S&P 500® ETF Trust, but also put options on the S&P 500® Index, S&P 500® Index futures contracts and/or any combination of those instruments depending on market conditions. The Adviser has determined to primarily use put options on the S&P 500® Index to seek to track the performance of the Index. Because it is not necessary for the Fund to invest in the instruments used by the Index to seek to track the performance of the Index, the fact that the Fund invests in different instruments is not inconsistent with its investment objective.

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5.	Comment: Please confirm if the following sentence in the second paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus accurately describes what the Index does: “The Index tracks the value of a cash-secured (i.e., collateralized) put option sales strategy, which consists of (1) selling (or “writing”) put options on the SPDR S&P 500® ETF Trust (“SPY”) (the “SPY Puts”) and (2) a cash collateral account that accrues interest at a theoretical three-month Treasury bill rate on a daily basis.” Additionally, please clarify if the Fund is investing cash collateral outside of the Index.

Response: The Registrant confirms that the referenced sentence accurately describes the operation of the Index.

6.	Comment: If the Fund is investing outside of the Index constituents, please revise the “Principal Investment Strategies of the Fund” section of the Prospectus to explain what the Fund is doing. Also, please clarify what principal investments the Fund would make that are not index constituents.

Response: The Fund does not expect to invest in put options on the SPDR S&P 500® ETF Trust, which are the primary investments used by the Index. This fact is disclosed in the third full paragraph of the Fund’s “Principal Investment Strategies of the Fund” disclosure, which states that “[i]n seeking to track the price and yield performance, before fees and expenses, of the Index, the Fund expects to sell put options on the S&P 500® Index (“Index Options”) and hold U.S. Treasury bills.” The third full paragraph also discusses the other instruments in which the Fund may invest. The second full paragraph of the Fund’s “Principal Investment Strategies of the Fund” disclosure describes the Index and specifies its use of put options on the SPDR S&P 500® ETF Trust. We think this disclosure adequately describes (i) that the Fund does not intend to invest in the instruments used by the Index and (ii) the Fund’s expected principal investments. Therefore, we respectfully decline to revise the Fund’s “Principal Investment Strategies of the Fund” disclosure.

7.	Comment: Please disclose how many constituents are in the Index, where appropriate.

Response: This information is currently disclosed in the last sentence of the second full paragraph of the Fund’s “Principal Investment Strategies of the Fund” disclosure, which states that “[a]t any given time, the Index references two SPY Puts with expiration dates that are two weeks apart.” Therefore, we do not believe it is necessary to revise the Fund’s “Principal Investment Strategies of the Fund” disclosure.

8.	Comment: Please revise the fourth paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus to focus on the Index rules first and then the Fund.

Response: The second full paragraph of the Fund’s “Principal Investment Strategies of the Fund” disclosure describes the Index’s strategy and its general operation. The remainder of the Fund’s “Principal Investment Strategies of the Fund” disclosure, including the fourth paragraph, describes how the Fund seeks to track the performance of the Index. Therefore, we do not believe it is necessary to revise the Fund’s “Principal Investment Strategies of the Fund” disclosure.

9.	Comment: Please revise the “Principal Investment Strategies of the Fund” section of the Prospectus, as appropriate, to clarify how the Index selects constituents.

Response: The requested information is described in the penultimate and last sentences of the second full paragraph of the Fund’s current “Principal Investment Strategies of the Fund” disclosure. The disclosure states that “[t]he Index selects SPY Puts that target a premium of 2.5% (i.e., the SPY Put costs approximately 2.5% of the official daily price of SPY). At any given time, the Index references two SPY Puts with expiration dates that are two weeks apart.” Therefore, we respectfully decline to revise the Fund’s “Principal Investment Strategies of the Fund” disclosure as requested.

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10.	Comment: In accordance with Form N-1A, please include all applicable information that is required by Item 9(b), including a more robust description of the Fund’s Item 4 investment strategy disclosure.

Response: The Registrant has revised the disclosure in Item 9 as follows (new disclosure appears in bold and brackets):

The Volos U.S. Large Cap Target 2.5% PutWrite Index tracks the performance of a systematic collateralized putwrite strategy. At any point, the Index strategy has two SPY Puts, with different expiration dates, and a collateral account that accrues interest at a theoretical Treasury bill rate on a daily basis. [The Fund expects to sell put options on the S&P 500® Index to seek to track the performance of the Index. The Fund may also sell put options on the SPDR S&P 500® ETF Trust and invest in other call or put options or futures contracts the Adviser or the Sub-Adviser believes will enable the Fund to achieve its investment objective.]

Statement of Additional Information

11.	Comment: Please consider adding a supplemental explanation in the “Investment Limitations – Fundamental Policies” section of the Statement of Additional Information (“SAI”) noting “to the extent permitted under the 1940 Act”.

Response: The Registrant has revised the “Fundamental Policies” introductory disclosure in the SAI as follows (new disclosure appears in bold and brackets): “Fundamental Policies. The investment policies and limitations set forth below are fundamental and may not be changed without shareholder approval. [As a general matter, a Fund may not engage in the activities described in the policies below except to the extent permitted by the 1940 Act.]”

If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 202.373.6101.

Sincerely,

/s/ Laura E. Flores

Laura E. Flores

cc:	Joanne Antico, Esq. (WisdomTree Trust)
Angela Borreggine, Esq. (WisdomTree Trust)

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